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                                                                      EXHIBIT 39

COMPANY PRESS RELEASE

            AMERICAN BANKERS REACHES AGREEMENT WITH AIG AND CENDANT

     Miami, Florida, March 18, 1998 -- American Bankers Insurance Group Inc. (NYSE:ABI), Wednesday announced it has reached an agreement with American International Group Inc. (NYSE:AIG) and Cendant Corp. (NYSE:CD) that provides Cendant and American Bankers an opportunity to negotiate and sign a merger agreement between Cendant and American Bankers. The agreement calls for AIG to waive, until 2:00 PM on March 23, 1998, certain provisions in its merger agreement with American Bankers which preclude American Bankers from terminating its agreement with AIG and entering into a merger agreement with any third party before May 20, 1998.

     As a result of this agreement, the Florida Department of Insurance has adjourned AIG's and Cendant's oppositions to each other's applications in public hearings scheduled for this week. American Bankers also has postponed its shareholders meetings scheduled for March 25 and March 27, 1998.

     Should these negotiations lead to execution of a merger agreement between Cendant and American Bankers, all the parties have agreed that AIG will receive a termination fee of $100 million from American Bankers, plus merger-related expenses of $10 million to be received from Cendant.

     American Bankers Insurance Group Inc. concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABI, through its insurance subsidiaries, operates in the United States, Canada, Latin America, the Caribbean and the United Kingdom.

Contact:

American Bankers Insurance Group Inc., Miami
P. Bruce Camacho
Executive Vice President
Investor Relations
305/252-7060

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